Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces
First Half Year of 2020 Unaudited Financial Results

XIAMEN, China, August 14, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology ("Blue Hat" or the "Company") (NASDAQ: BHAT), a producer, developer and operator of augmented reality ("AR") interactive entertainment games, toys and educational materials in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half Year of 2020 Financial Highlights

•	Total revenues decreased by 34.9% for the six months ended June 30, 2020 to US$4.9 million.

•	Gross profit decreased by 30.8% for the six months ended June 30, 2020 to US$3.7 million.

•	Income from operations decreased by 50.8% for the six months ended June 30, 2020 to US$1.6 million.

•	Net income decreased by 58.8% for the six months ended June 30, 2020 to US$1.3 million.

“The outbreak of COVID-19 since the beginning of 2020 has adversely impacted the global economy and our financial performance in the first half year was negatively affected as a result of the suspension of the entire industry. With daily life in China gradually returning to normal since April, our business related to education industry ramped up during the period.” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat, “I’m pleased that our thriving smart education business line made a significant addition to our portfolio. ‘AR Immersive Classes’ (‘ARIC’), integrated with physical exercises in terms of AR-based educational content and products, targets children between three and six years old. Interactive education combines teaching with entertainment, inspiring kids with imagination and critical thinking. We build Direct-to-Consumer social content marketing channels via short videos and live streaming to increase our brand awareness, and broaden our market reach. Looking forward, we intend to continue to explore both in-house development and strategic investment opportunities to strengthen our pipeline of toy and game content and maximize shareholder value.”

Recent Developments

  Blue Hat announced in January 2020 that its AR child abuse prevention course would be introduced in 25 preschools in Tong'an District, Xiamen City as a compulsory part of the curriculum for children before they graduate from kindergarten.
  In February 2020, Blue Hat announced a new suite of smart educational products "AR Immersive Classes" ("ARIC"), which includes "Smart Screen Immersive Education Classes", "Smart Immersive Cognitive Education Classes" and "Smart Immersive Physical Education Classes.", and upgrades System for Evaluating Developmental Progress of Preschool Students in China.

  In March 2020, Blue Hat's "Interactive System Based on Light Intensity Recognition" received U.S. patent with the number US 10,512,836 B2 from the United States Patent and Trademark Office.

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  In May 2020, Blue Hat announced that it has signed a three-year partnership with smart education service provider, Sutesen Information Technology Ltd., to expand Blue Hat's Smart Immersive Education Classes, or ARIC, in Guangxi province, China. The partnership aims to commercially launch ARIC in up to 1,000 Guangxi preschools in three years.

  In June 2020, Blue Hat announced that it has partnered with Xiamen Xing Meng Wei Lai Culture Media Co. LTD, a leading Chinese multi-channel network and internet content development agency, to build Direct-to-Consumer social content marketing channels via short videos and live streaming.

  In July 2020, Blue Hat entered into a Securities Purchase Agreement with two accredited institutional investors to sell senior secured convertible notes of the Company in a private placement to the investors, in the aggregate principal amount of $3,262,000, together with the issuance of warrants to acquire up to 784,000 ordinary shares of the Company for an aggregate cash purchase price of $2,800,000 (reflecting an original issue discount of $462,000).

First Half 2020 Results

Total revenues were $4.9 million for the six months ended June 30, 2020, a decrease of $2.6 million, or 34.9%, from $7.5 million for the same period ended June 30, 2019. The overall decrease was primarily attributed to the fewer sales of interactive toys (game series) during the period, partially offset by revenue from ARIC, which was launched to the market this year.

Gross profit was $3.7 million for the six months ended June 30, 2020, a decline of $1.6 million, or 30.8%, from $5.3 million for the same period ended June 30, 2019. Gross profit margin was 75.2% for the six months ended June 30, 2020, compared to 70.8% for the same period of 2019. Research and development expenses of mobile games recorded in Cost of Sales are fully amortized this February, consequently, gross profit ratio increased by 4.4%.

Operating expenses were $ 2,032,696 for the six months ended June 30, 2020, an increase of $47,752, or 2.4%, from $1,984,944 for the same period ended June 30, 2019. This increase was mainly due to the increase of general and administrative expenses amounted to $221,638, offset by the decrease of selling expense of around $119,705. Fixed cost increased during the first half of 2020 mainly due to the amortization of newly incurred rental cost and software patents. Legal expenses accounted for an obvious growth of general and administrative expenses in connection with our recent financing.

Income from operations was $1.6 million for the six months ended June 30, 2020, a decrease of $1.7 million, or 50.8%, from $3.3 million for the same period ended June 30, 2019.

Net income attributable to ordinary shareholders was $1.3 million for the six months ended June 30, 2020, compared with $3.1 million for the same period ended June 30, 2019 or $0.04 and $0.09 per basic and diluted share respectively.

Cash and Cash Equivalents

As of June 30, 2020, BHAT maintained strong cash resources of cash and cash equivalents totaling $11.4 million, compared with $10.5 million by the ended of December 31, 2019.

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About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31,
ASSETS	2020		2019
CURRENT ASSETS
Cash and cash equivalents	US$	11,372,626	US$	10,478,587
Accounts receivable, net		14,420,292		13,631,359
Other receivables, net		12,972,825		13,182,529
Prepayments, net		277,376		299,577
Inventories		249,563		125,264
Restricted cash		-		5,000,000
Total current assets		39,292,682		42,717,316
PROPERTY AND EQUIPMENT, NET		4,417,195		2,324,823
OTHER ASSETS
Prepayments		4,660,489		4,425,849
Operating lease, right-of-use asset		501,136		679,850
Intangible assets, net		6,423,487		6,758,316
Long-term investments		1,702,098		1,727,301
Deferred tax assets		188,872		182,234
Total other assets		13,476,082		13,773,550
Total assets	US$	57,185,959	US$	58,815,689
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term loans - banks		1,963,415		5,819,787
Current maturities of long-term loans - third party		51,915		77,493
Accounts payable		1,420,706		293,985
Other payables and accrued liabilities		3,278,340		3,628,809
Other payables - related party		252,989		21,341
Operating lease liabilities-current		264,903		313,460
Customer deposits		3,573		-
Taxes payable		4,264,275		3,525,153
Total current liabilities		11,500,116		13,680,028

OTHER LIABILITIES
Operating lease liability		255,190		372,051
Long-term loans - third party		-		13,328
Total other liabilities		255,190		385,379
Total liabilities		11,755,306		14,065,407

COMMITMENTS AND CONTINGENCIES
Total shareholders' equity
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 35,141,114 shares issued and outstanding as of June 30, 2020, 35,141,114 shares issued and outstanding as of December 31, 2019		35,141		35,141
Additional paid-in capital		20,771,849		20,771,849
Statutory reserves		1,289,765		1,289,765
Retained earnings		25,391,957		24,132,194
Accumulated other comprehensive income (loss)		(2,058,059)		(1,478,667)
Total shareholders' equity		45,430,653		44,750,282
Total liabilities and shareholders' equity	US$	57,185,959	US$	58,815,689

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months ended June 30,
	2020		2019
REVENUES	US$	2,611,204	US$	3,176,566
Interactive toys - animation series		(148)		11,248
Interactive toys - game series		2,046,625		2,251,849
Mobile games		564,727		913,469
COST OF REVENUES		(634,473)		(953,732)
GROSS PROFIT		1,976,731		2,222,834
OPERATING EXPENSES
Selling		(117,549)		(207,263)
General and administrative		(1,057,108)		(650,605)
Research and development		(69,128)		(96,148)
Total operating expenses		(1,243,785)		(954,016)
INCOME FROM OPERATIONS		732,946		1,268,818
OTHER INCOME (EXPENSE)
Interest income		107,507		32
Interest expense		(51,053)		(18,759)
Other finance expenses		47,581		(724)
Other (expense) income, net		2,328		(105,621)
Total other income, net		106,363		(125,072)
INCOME BEFORE INCOME TAXES		839,309		1,143,746
PROVISION FOR INCOME TAXES		(338,919)		(55,447)
NET INCOME		500,390		1,088,299
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment		25,968		31,760
COMPREHENSIVE INCOME	US$	526,358	US$	1,120,059
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted		35,141,114		33,000,000
EARNINGS PER SHARE
Basic and diluted	US$	0.01	US$	0.03

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended June 30,
	2020		2019
REVENUES	US$	4,854,862	US$	7,453,379
Interactive toys - animation series		54		89,391
Interactive toys - game series		3,701,861		6,116,883
Mobile games		1,152,947		1,247,105
COST OF REVENUES		(1,203,962)		(2,176,756)
GROSS PROFIT		3,650,900		5,276,623
OPERATING EXPENSES
Selling		(290,699)		(410,404)
General and administrative		(1,596,818)		(1,375,180)
Research and development		(145,179)		(199,360)
Total operating expenses		(2,032,696)		(1,984,944)
INCOME FROM OPERATIONS		1,618,204		3,291,679
OTHER INCOME (EXPENSE)
Interest income		107,884		502
Interest expense		(123,660)		(65,507)
Other finance expenses		(10,168)		(1,881)
Other (expense) income, net		20,862		(3,230)
Total other income, net		(5,082)		(70,116)
INCOME BEFORE INCOME TAXES		1,613,122		3,221,563
PROVISION FOR INCOME TAXES		(353,359)		(161,346)
NET INCOME		1,259,763		3,060,217
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment		(579,392)		12,269
COMPREHENSIVE INCOME	US$	680,371	US$	3,072,486
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted		35,141,114		33,000,000
EARNINGS PER SHARE
Basic and diluted	US$	0.04	US$	0.09

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